Alliance-HNI, L.L.C. and Subsidiaries Consolidated Financial Statements as of December 31, 2012 and 2011, and for the Years Ended December 31, 2012, 2011, and 2010, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
Board of Directors
Alliance-HNI, L.L.C.:
We have audited the accompanying consolidated financial statements of Alliance-HNI, L.L.C. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in members’ capital, and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche, LLP
Costa Mesa, California
March 15, 2013

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

		2012	2011
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$	3,119,000	$ 2,200,000
Accounts receivable — net of allowance for doubtful accounts of $1,170,000 in 2012 and $428,000 in 2011		1,921,000	2,043,000
Tax refund receivable			640,000
Investment in direct financing lease — net of unearned income of $13,000 in 2011			222,000
Other current assets		206,000	453,000
Total current assets		5,246,000	5,558,000
PROPERTY AND EQUIPMENT — At cost:			
Land		40,000	40,000
Equipment		29,741,000	27,183,000
Less accumulated depreciation		(23,645,000)	(21,632,000)
Property and equipment — At cost		6,136,000	5,591,000
INVESTMENT IN UNCONSOLIDATED INVESTEE		2,980,000	3,002,000
OTHER ASSETS — Net of accumulated amortization of $282,000 in 2011 and $221,000 in 2010		1,026,000	740,000
TOTAL	$	15,388,000	$ 14,891,000
LIABILITIES AND MEMBERS' CAPITAL			
CURRENT LIABILITIES:			
Accounts payable	$	75,000	$ 116,000
Due to Alliance		837,000	620,000
Other liabilities		771,000	1,202,000
Current portion of long-term debt		1,343,000	1,936,000
Total current liabilities		3,026,000	3,874,000
DERIVATIVE INSTRUMENTS		8,000	2,000
LONG-TERM DEBT — Net of current portion		2,661,000	1,904,000
Total liabilities		5,695,000	5,780,000
COMMITMENTS AND CONTINGENCIES (Note 5)			
MEMBERS' CAPITAL		9,693,000	9,111,000
TOTAL	$	15,388,000	$ 14,891,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

	Members' Capital	Cumulative Earnings	Cumulative Distributions	Accumulated Comprehensive (Loss) Income	Total
MEMBERS' CAPITAL — January 1, 2010	130,000	85,388,000	(75,103,000)	(91,000)	10,324,000
Net income		7,847,000			7,847,000
Comprehensive income				10,000	10,000
Distributions to members			(9,100,000)		(9,100,000)
MEMBERS' CAPITAL — December 31, 2010	130,000	93,235,000	(84,203,000)	(81,000)	9,081,000
Net income		5,654,000			5,654,000
Comprehensive income				52,000	52,000
Distributions to members			(5,676,000)		(5,676,000)
MEMBERS' CAPITAL — December 31, 2011	130,000	98,889,000	(89,879,000)	(29,000)	9,111,000
Net income		7,869,000			7,869,000
Comprehensive income				3,000	3,000
Distributions to members			(7,290,000)		(7,290,000)
MEMBERS' CAPITAL — December 31, 2012	$130,000	$ 106,758,000	$(97,169,000)	$ (26,000)	$ 9,693,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 20109

1.	ORGANIZATION
Alliance-HNI, L.L.C. was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. (“MCIC”) and Hospital Network, Inc. (“HNI”). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of MCIC-HNI, which provide for perpetual existence, were amended effective October 1, 1998, to change the name to its current name. Alliance-HNI, L.L.C. and subsidiaries (the “Company”) provides magnetic resonance imaging (“MRI”), positron emission tomography/computed tomography (“PET/CT”), and computed tomography (“CT”) services to hospitals in the state of Michigan under the assumed name of Alliance-HNI Health Care Services.
MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance HealthCare Services, Inc. (“Alliance”) purchased MCIC on November 21, 1997 and, therefore, acquired MCIC’s interest in the joint venture. On July 1, 2008, HNI assigned 99% of its membership interest in the joint venture to Hospital Network Ventures, LLC. On July 6, 2009, HNI assigned the remaining 1% of its membership interest in the joint venture to Hospital Network Ventures, LLC.
Alliance-HNI Leasing Co. (“L.L.C.”), a consolidated subsidiary, was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company’s allocation of the L.L.C.’s net income to the joint venture partners for the years ended December 31, 2012, 2011, and 2010, and the minority interest equity at December 31, 2012 and 2011, are not material to the consolidated financial statements. All earnings of the L.L.C. are distributed on a monthly basis to the partners. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT, and CT diagnostic imaging equipment to hospitals and outpatient clinics in the state of Michigan.
On July 27, 2009, the Company formed Alliance-HNV PET/CT Services, LLC (“HNVPS”), a related company, in which it holds a 53.44% interest. The Company accounts for its investment in HNVPS under the equity method since the Company does not exercise control over the operations of HNVPS. HNVPS is organized as a limited liability company to provide PET/CT diagnostic imaging equipment to its members.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its subsidiaries. Intercompany balances have been eliminated in consolidation.
Cash and Cash Equivalents — The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Revenues and Accounts Receivable — The majority of the Company’s revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. The Company’s accounts receivable balance consists of both trade and other accounts receivable. Substantially all of the Company’s trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company’s largest customer accounted for 7%, 6%, and 7% of net revenues in 2012, 2011, and 2010, respectively. Trade accounts receivable from the largest customer aggregated 14% and 15% of total trade accounts receivable at December 31, 2012 and 2011, respectively. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts in 2012, 2011, and 2010 accounted for 15%, 15%, and 12%, respectively, of total net revenues. At December 31, 2012 and 2011, other receivables from management contracts totaled $153,000 and $109,000, respectively, and consisted of a receivable from St. Mary’s Mercy Hospital. The Company performs credit evaluations of its customers and generally does not require collateral.
Concentration of Credit Risk — Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2012 and 2011, cash in excess of federally insured limits amounted to approximately $2,619,000 and $1,700,000, respectively. At December 31, 2012 and 2011, the Company’s accounts receivable were primarily from clients in the health care industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2012 and 2011, the Company had a bad debt allowance of $1,170,000 and $428,000, respectively, for accounts receivable and other receivables from management contracts which are estimated to be uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients, but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.
The following table shows the roll forward of the allowance for doubtful accounts for the periods presented:
Equipment — Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

Other Assets — At December 31, 2012 and 2011, the net unamortized balance of other assets was $500,000 and $86,000, respectively. These costs include costs to obtain Certificates of Need to secure MRI service agreements with hospitals. These assets are amortized over their estimated useful lives of three to five years.
Long-Lived Assets — The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.
Income and Other Taxes — The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements. In 2010, the Company recognized a $640,000 refund in selling general and administrative expenses due to an ongoing assessment of Michigan Business Income and Gross Receipts Tax. This tax refund was received in February, 2012.
Use of Estimates — The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Derivatives The Company accounts for derivative instruments and hedging activities in accordance with the provisions of ASC 815, “Derivatives and Hedging.” On the date the Company enters into a derivative contract, management may designate the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges, any unrealized gains or losses on fair value are included in comprehensive income, net of tax, assuming perfect effectiveness. Any ineffectiveness is recognized in earnings.
Recent Accounting Pronouncements Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”), improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income (“OCI”) to net income, in both net income and OCI. The standard does not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. The amendments in ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The Company adopted the provisions of ASU 2011-05 on June 30, 2011. The adoption of ASU 2011-05 did not have a material impact on the Company’s results of operations, cash flows, or financial position.
Fair Value of Financial Instruments ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States GAAP and IFRSs” (“ASU 2011-04”), amends the wording used to describe many of the requirements in United States GAAP for measuring fair value and disclosing information about fair value measurements. The amendments in ASU 2011-04 develop common fair value measurement and disclosure requirements in United States GAAP and IFRSs and improve their understandability. Some of the requirements clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. The Company adopted the provisions of ASU 2011-04 on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company’s results of operations, cash flows, or financial position.
Patient Service Revenue ASU No. 2011-07, “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (“ASU 2011-07”), requires certain health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. The amendments in ASU 2011-07 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. The Company adopted the provisions of ASU 2011-07 on January 1, 2012. The Company determined that the presentation and disclosure provisions of this update are not applicable, as the Company assesses each patient’s ability to pay prior to rendering services and, as a result, the adoption of ASU 2011-07 did not have a material impact on the Company’s results of operations, cash flows, or financial position.
Goodwill Impairment ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company adopted the provisions of ASU 2011-08 on January 1, 2012. The adoption of ASU 2011-08 did not have a material impact on the Company’s results of operations, cash flows, or financial position.
Similarly, on July 27, 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”), which supplements Topic 350 by providing guidance for testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, testing an indefinite-lived intangible asset for impairment allows the option of performing a qualitative assessment before calculating the fair value of the asset. If it is determined, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50%) impaired, performance of the quantitative impairment test by determining the fair value of the asset is not required. In addition, ASU 2012-02 does not revise the requirement to test indefinite-lived intangible assets annually for impairment, and does not amend the requirement to test indefinite-lived intangible assets for impairment between annual tests if there is a change in events or circumstances. However, it does revise the examples of events and circumstances to be considered in interim periods. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company is assessing the impact that the adoption of ASU 2012-12 may have on its financial reporting for future periods.

3.	OTHER LIABILITIES
Other liabilities as of December 31, 2012 and 2011, consisted of the following:

4.	LONG-TERM DEBT
Long-term debt as of December 31, 2012 and 2011 consists of the following:
The notes payable to the bank are collateralized by equipment with an aggregate book value of $5,555,000 and $4,494,000 at December 31, 2012 and 2011, respectively. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio, and a maximum debt to earnings before interest, taxes, depreciation, and amortization ratio. The Company is in compliance with all covenants at December 31, 2012.
The Company has a $5,000,000 line of credit with the bank. Interest is charged at London InterBank Offered Rate (“LIBOR”) plus 1.5%. The outstanding balance on the line of credit is $451,000 and $640,000 at December 31, 2012 and 2011, respectively, and is included in long-term debt in the accompanying consolidated balance sheets.

Maturities of the notes payable as of December 31, 2012, are as follows:

5.	COMMITMENTS AND CONTINGENCIES
Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2012, 20111, and 2010, aggregated $591,000, $801,000, and $698,000, respectively.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company adopted ASC 820, Fair Value Measurements on January 1, 2008. ASC 820 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 820 requires disclosure that establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:
Level 1 — Quoted market prices in active markets for identical assets or liabilities.
Level 2 — Observable market-based inputs that are corroborated by market data.
Level 3 — Unobservable inputs that are not corroborated by market data.
None of the Company’s instruments have transferred from one level to another
The following table summarizes the valuation of the Company’s derivative instruments by the above ASC 820 pricing levels as of December 31, 2012:

The following table summarizes the valuation of the Company’s derivative instruments by the above ASC 820 pricing levels as of December 31, 2011:
The fair value of the Company’s interest rate swap agreements are determined based on observable market based inputs that are corroborated by market data.

7.	INVESTMENT IN DIRECT FINANCING LEASE
In October 2009, the Company entered into an agreement to lease one of its MRI units. At inception of the agreement, the Company had a note payable with National City Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in the current portion of long-term debt at December 31, 2011. At inception of the lease, the Company recorded an investment of $811,000, net of unearned income of $50,000, representing the carrying value of the leased equipment. As of December 31, 2012, the balance of the net investment in direct financing lease was $0. As of December 31, 2011, the balance of the net investment in direct financing lease was $222,000, net of unearned income of $13,000.

8.	RELATED-PARTY TRANSACTIONS
The Company has a management agreement with Alliance to provide operational, regulatory, and management support. The Company paid management services fees to Alliance totaling $1,351,000 $1,451,000, and $1,468,000 for the years ended December 31, 2012, 2011, and 2010, respectively, which is included in cost of revenues.
The Company owed Alliance $837,000 and $620,000 at December 31, 2012 and 2011, respectively, for reimbursable expenses paid by Alliance on the Company’s behalf. These amounts are settled monthly.
The Company has a management agreement with HNVPS to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers, and developing new capital sources. Management fees totaled $475,000, $508,000, and $514,000 for the years ended December 31, 2012, 2011, and 2010, respectively, which is included in selling, general, and administrative expenses. Other current assets include $88,000 and $220,000 due from HNVPS at December 31, 2012 and 2011, respectively.

9.	INVESTMENT IN UNCONSOLIDATED INVESTEE
The Company has direct ownership in an unconsolidated investee. The Company owns 53.44% of the investee and provides management services. The investee is accounted for under the equity method since the Company does not exercise control over the operations of the investee. The Company’s earnings from unconsolidated investee for the years ended December 31, 2012, 2011 and 2010 were $2,380,000 and $2,037,000, and 2,136,000, respectively.
Set forth below is financial data for Alliance-HNV PET/CT Services, LLC and subsidiaries:

10.	SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2012 through March 15, 2013, the date the consolidated financial statements were available to be issued.

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